MORELLA & ASSOCIATES
ATTORNEYS AT LAW
A PROFESSIONAL CORPORATION

Warren J. Archer
Licensed to practice in PA
wjarcher@morellalaw.com
(412) 369-9696 x127

September 12, 2014

VIA UPS OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Information Technology, Filer Support
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Larry Spirgel

> **Re:** **Strategic Global Investment, Inc.**
> **Amendment No. 3 to Offering Statement on Form 1-A**
> **Filed August 27, 2014**
> **File No. 024-10377**

Dear Mr. Spirgel:

This letter is being furnished on behalf of Strategic Global Investments, Inc. (the "*Company*") in response to comments received from the staff of the Division of Corporation Finance (the "*Staff*") of the U.S. Securities and Exchange Commission (the "*Commission*") by letter dated September 5, 2014 to Mr. Andrew Fellner, Chief Executive Officer of the Company, with respect to the Amendment No. 3 to the Company's Offering Statement on Form 1-A (File No. 024-10377) (the "Amendment No. 3"), which was filed with the Commission on August 27, 2014.

The text of the Staff's comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff's letter. For your convenience, we have also set forth the Company's response to each of the numbered comments immediately below each comment.

In addition, on behalf of the Company, we are also filing today Amendment No. 4 to the Offering Statement (the "Amendment No. 4") which has been revised to reflect the Company's responses to the comments from the Staff and to add the second quarter financial statements for the Company. All page numbers in the responses below refer to the Amendment 4, except as otherwise noted. The filing package consists of eight copies of Amendment No. 4, four of which have been marked to show changes from the Offering Statement. One of the unmarked copies has been manually executed.

<u>Item 5. Unregistered Securities Issued or Sold Within One Year</u>

1. We note your response to comment 1 in our prior letter dated July 9, 2014. However, on page f-31 you state that the note receivable relating to the July 8, 2013 sale was rescinded on December 31, 2013, yet this sale is listed under Item 5. In addition, the issuance disclosed on page F-32 on November 22, 2013 to Scott Harkness is not listed under Item 5. Please revise to reconcile.

Response: The July 8, 2013 sale was a valid sale stock for cash and a note receivable. The referenced shares were issued and are outstanding, so including the sale in Item 5 is appropriate. The note receivable was later settled for less than its face value, as disclosure in the notes to the financial statements. See Note 10 to the Financial Statements for the six months ending June 30, 2014 on page F-17 of Amendment No. 4. The sale to Scott Harkness has been added to Item 5. See Item 5 of Amendment No. 4.

2. With respect to your response to our prior comment 2, please confirm that the amounts of the settlements are reflected in section 5. It appears that this matter could have reference to the listed sales on July 8 and July 9, 2013, but those listing still refer to notes receivable. Please revise or advise.

Response: The sales to DGI on July 8, 2013 and to JDI on July 9, 2013 reported in Item 5 state that those sales were made partly or wholly for a note receivable, because they are factually correct statements. The fact that the notes were settled for less than the face amount is described fully in Note 10 to the Financial Statements for the six months ended June 30, 2014. However, to avoid confusion, those 2 sales in Item 5 now note that the notes receivable were later settled for less than their face value. See Item 5 of Amendment No. 4.

<u>Financial Statements for the Periods Ended June 30, 2014 and 2013, page 46</u>

<u>Consolidated Balance Sheet, page F-2</u>

3. Please revise your balance sheet for the year ended December 31, 2013 and present the restated balance sheet as shown on page F-17 of your financials for the years ended December 31, 2013 and 2012.

Response: The Company has made the revision requested. See Balance Sheet for the Year ended December 31, 2013 on page F-18 of Amendment No. 4.

Financial Statements for the Years Ended December 31, 2013 and 2012, page F-15

4. In light of the error corrections in your previously issued financial statements, please provide all required disclosures pursuant to ASC 250-10-50-7.

Response: The Company has made the requested disclosures. See "Restatements" in Note 1 to the Financial Statements for the six months ended June 30, 2014 page F-6 and Note 1 for the year ended December 31, 2013 page F-23 in Amendment No. 4.

Statement of Cash Flows for the Years Ending December 31, 2013 and 2012, page F-21

5. Please disclose that you have restated the statement of cash flows.

Response: The Company has restated the statement of cash flows for the years ending December 31, 2013 and 2012. See page F-22 of Amendment No. 4.

6. We note your response and related changes to prior comment no. 10. Please provide in the notes disclosures regarding the Due to Related Party payable, including who the related party is and the terms and condition of the agreement. Furthermore, as the related party payable appears to have been settled as of June 30, 2014, please disclose how and when the liability was satisfied.

Response: The heading for the note 11 has been revised to state that the note relates to a potential claim by Mr. Fellner. This claim is for past work for the company for which he has not been paid. Thus, there are no terms or conditions of an agreement to be disclosed. As the note states, the potential claim was settled by giving Mr. Fellner 7,500,000,000 shares of common stock on January 17, 2014.

Note 4 – Stockholder's Equity, page F-30

7. In regard to your latest changes to the disclosure regarding JDI, LLC on page F-32, it appears there was a note receivable outstanding as of December 31, 2013. However, the note receivable valued at $480,000 does not appear on your financial statements for the year ended December 31, 2013. Please revise or advise.

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
September 12, 2014
Page 4

Response: Since we are restating the December 31, 2013 and June 30, 2014 financials, the company has taken into account that the DGI and JDI notes receivable were settled for significantly lower amount. The company believes that since it knows that the notes had been settled for an amount less than the principal amount at the time the financials were being prepared, it should take those facts into account in preparing the financial statements at the time of filing. Put another way, the company has determined that since the notes were settled as of January 7, 2014, it elected to recognize the reduction as of 2013

If you have any questions concerning the above, please call the undersigned.

Very truly yours,



Warren J. Archer

WJA/dlp
Enclosures
cc: Mr. Gregory Dundas
    Mr. Robert Littlepage
    Mr. Joseph Cascarano
    Mr. Andrew Fellner